November 14, 2019

Daron Evans
President and Chief Executive Officer
Nephros, Inc.
380 Lackawanna Place
South Orange, New Jersey 07079

       Re: Nephros, Inc.
           Registration Statement on Form S-3
           Filed November 6, 2019
           File No. 333-234528

Dear Mr. Evans:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed November 6, 2019

General

1. Given the nature and size of the transaction being registered, tell us your basis for determining that the transaction is appropriately characterized as a resale offering. In your response, please address the factors listed in Compliance and Disclosure Interpretation,
       Securities Act Rules, Question 612.09. In this regard, please also expand your disclosure on page 9 to discuss the transaction(s) in which the selling stockholders acquired the common stock, options and warrants.
 Daron Evans
Nephros, Inc.
November 14, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameDaron Evans
                                                           Division of
Corporation Finance
Comapany NameNephros, Inc.
                                                           Office of Life
Sciences
November 14, 2019 Page 2
cc:       Amanda Lorentz - Fredrikson & Byron, P.A.
FirstName LastName